Exhibit 21.1

Subsidiaries of the Company

The following is a list of Lincoln Educational Services Corporation’s subsidiaries as of December 31, 2016:

Name	Jurisdiction

Lincoln Technical Institute, Inc. (wholly owned)	New Jersey

New England Acquisition LLC (wholly owned through Lincoln Technical Institute, Inc.)	Delaware

Southwestern Acquisition LLC (wholly owned through Lincoln Technical Institute, Inc.)	Delaware

Nashville Acquisition, LLC (wholly owned through Lincoln Technical Institute, Inc.)	Delaware

Euphoria Acquisition, LLC (wholly owned through Lincoln Technical Institute, Inc.)	Delaware

New England Institute of Technology at Palm Beach, Inc. (wholly owned through Lincoln Technical Institute, Inc.)	Florida

LTI Holdings, LLC (wholly owned through Lincoln Technical Institute, Inc.)	Colorado

LCT Acquisition, LLC (wholly owned through Lincoln Technical Institute, Inc.)	Delaware

NN Acquisition, LLC (wholly owned through Lincoln Technical Institute, Inc.)	Delaware